UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Pyramid Breweries Inc.
(Name of Subject Company)

Independent Brewers United, Inc.
PMID Merger Sub, Inc.
Magic Hat Brewing Company & Performing Arts Center, Inc.
Basso Private Series LLC
On behalf of Basso Series 3 (MHB)
Basso Multi-Strategy Holding Fund Ltd.
Basso Fund Ltd.
Basso Holdings Ltd.
Basso Capital Management, L.P.
(Names of Filing Persons – Offerors)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

7471355101
(CUSIP Number of Class of Securities)

R. Martin Kelly
c/o Magic Hat Brewing Company and Performing Arts Center, Inc.
431 Pine Street, Suite G-14
Burlington, VT 05401
Telephone: (802) 658-2739
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy To:
James E. Abbott, Esq. Robert E. Lustrin, Esq. Seward & Kissel LLP One Battery Bark Plaza New York, New York 10004 Telephone: (212) 574-1200

Calculation of Filing Fee Transaction Valuation* Amount of Filing Fee**
$_____________ $____________

*     Pursuant to General Instruction D to Schedule TO, no filing fee is required because communications made before the commencement of a tender offer.

☐   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ______________________

Form or Registration No.: ______________________

Filing Party: ________________________________

Date Filed: _________________________________

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits

Exhibit	Description

99.1
Joint Press Release Issued by Independent Brewers United, Inc. and Pyramid Breweries Inc., dated June 27, 2008, announcing the execution of the Agreement and Plan of Merger among Independent Brewers United, Inc., PMID Merger Sub, Inc., Magic Hat Brewing Company & Performing Arts Center, Inc. and Pyramid Breweries Inc.

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IMPORTANT INFORMATION

This filing is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Pyramid Breweries Inc. (“PMID”) common stock described in this filing has not commenced. At the time the expected tender offer is commenced, Independent Brewers United, Inc. (the “Company”) or a wholly owned subsidiary of the Company will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and PMID will file a solicitation/recommendation statement with respect to the tender offer. Investors and PMID stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of PMID at no expense to them. These documents will also be available at no charge at the SEC’s website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements as defined by the federal securities laws which are based on the Company’s current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied, including, among other things, risks relating to the expected timing of the completion and financial benefits of the Offer and the Merger. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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